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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49765

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Aethlon Capital, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
          ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___225 S. 6th St., Suite 1790___
                                                    (No. and Street)

___Minneapolis___   ___MN___   ___55402___
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Sima Griffith___   ___612-338-6065___   ___sgriffith@aethlon.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Maner, Costerisan & Ellis, P.C.___
                              (Name – if individual, state last, first, and middle name)

___2425 E. Grand River Ave., Suite 1___   ___Lansing___   ___MI___   ___48912___
(Address)   (City)   (State)   (Zip Code)

___02/18/2004___   ___1063___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aethlon Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEAN CARLOS PIRIN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2026

Signature: [signature]

Title: Managing Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AETHLON CAPITAL, LLC
Minneapolis, Minnesota

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2021

AETHLON CAPITAL, LLC

TABLE OF CONTENTS
As of December 31, 2021



2425 E. Grand River Ave.,
Suite 1, Lansing, MI 48912
☎ 517.323.7500
🖶 517.323.6346

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Aethlon Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aethlon Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Aethlon Capital, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Aethlon Capital, LLC's management. Our responsibility is to express an opinion on Aethlon Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aethlon Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Aethlon Capital, LLC's auditor since 2021.

February 17, 2022

AETHLON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS

CASH & CASH EQUIVALENTS	$	419,339
MARKETABLE SECURITIES		195,493
RIGHT-OF-USE LEASED ASSETS		15,041
PREPAID EXPENSES		5,608
TRADEMARK		1,650
TOTAL ASSETS	$	637,131

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	11,515
LEASE LIABILITIES		16,588
TOTAL LIABILITIES		28,103
MEMBER'S EQUITY		609,028
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	637,131

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT
As of December 31, 2021

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include merger and acquisitions services and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

Accounts Receivable

Accounts receivable are stated at the amount billed to the customer. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2020.

Property and Equipment, Net

Property and equipment consist of computer equipment, furniture, website and leasehold improvements and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Property and equipment consisted of the following as of December 31, 2021:

Equipment and furniture	$	53,389
Website		22,100
Leasehold improvements		1,749
Total		77,238
Less: Accumulated depreciation and amortization		(77,238)
	$	0

NOTES TO FINANCIAL STATEMENT
As of December 31, 2021

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is not currently under examination by any taxing jurisdiction.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2021, the Company had net capital of $567,797 which was $562,797 in excess of its required net capital of the greater of $5,000 or 1/15 of adjusted aggregate indebtedness. The Company's net capital ratio was 0.02 to 1 as of December 31, 2021.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2021 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Line of Credit - Bank

The Company has a $90,000 line of credit agreement with a bank. The line of credit is due on demand and is collateralized by the general business assets of the Company and guaranteed by the sole member. Interest is payable monthly at the prime rate plus 1.0% (4.50% as of December 31, 2021). There was $0 outstanding on the line of credit as of December 31, 2021.

NOTE 4 – Leases

In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and a vehicle which are all classified as operating leases.

The Company has a non-cancelable operating lease for office space. The lease expires March 2022 and requires monthly base rents increasing from $0 to $2,665 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses which are excluded from the minimum lease payments. The Company is currently negotiating a renewal of its lease at the end of the term. Duration and monthly base rent is unknown at this time.

NOTE 4 – Leases (cont.)

The Company also leases a vehicle under an operating lease that expires August 2023. The monthly lease payment is $459. The Company does not believe it will exercise its option to purchase the vehicle at the end of the term.

The Company had $15,041 of operating lease right-of-use assets as of December 31, 2021. Operating leases on the statement of financial condition as of December 31 were:

Right-of-Use Leased Asset		
Right-of-Use Office Lease	$	6,363
Right-of-Use Car Lease		8,678
Total Right-of-Use Leased Asset	$	15,041
Lease Liability		
Lease Liability – Office	$	7,910
Lease Liability – Car		8,678
Total Lease Liability	$	16,588

The weighted average remaining lease term is 1.09 years.

Future minimum lease payments as of December 31, 2021 are as follows:

2022	$	13,504
2023		3,672
Total future minimum lease payments		17,176
Less: future interest payments		588
Present value of future payments	$	16,588

NOTE 5 – Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I) – Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level II) – Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service.

Significant Unobservable Inputs (Level III) – Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2021

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active market for identical instruments, significant other observable inputs, or significant unobservable inputs for the year ended December 31, 2021.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments, and discounted cash flows to establish a basis for reliance on the pricing service values. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2021.

As of December 31, 2021, the Company held only marketable securities consisting of publicly traded common stock (a Level I financial instrument), the fair value of which is stated on the Statement of Financial Condition.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events occurring through February 17, 2022, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.